Exhibit (a)(59)

Exhibit (d)(42)

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

ALAN G. STEVENS, Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. SEMBCORP UTILITIES PTE LTD., Defendant.	10 Civ. 4481 (SHS)

SEMBCORP UTILITIES PTE LTD.’S MEMORANDUM OF LAW

IN SUPPORT OF ITS MOTION TO DISMISS THE COMPLAINT

William E. Wallace III

Anthony M. Candido

Laura J. McLaren

CLIFFORD CHANCE US LLP

31 West 52nd Street

New York, New York 10019

Tel: 212-878-8000

Fax: 212-878-8375

Attorneys for Defendant

Sembcorp Utilities Pte Ltd.

Dated: June 23, 2010

- i -

	5. Aspects of Judge Kaplan’s Public Decision in the Cascal Litigation	19

II.	The Complaint Does Not Plead Facts to Support an Inference that Defendant Acted With Scienter	20

CONCLUSION		23

- ii -

TABLE OF AUTHORITIES

Page(s)
Cases

ATSI Commc’ns, Inc. v. Shaar Fund, Ltd.,
493 F.3d 87 (2d Cir. 2007)	5, 21

Connecticut Nat’l Bank v. Fluor Corp.,
808 F.2d 957 (2d Cir. 1987)	11, 20

In re Centerline Holdings Co. Sec. Litig.,
678 F. Supp.2d 150 (S.D.N.Y. 2009), aff’d, 2010 WL 2303312 (2d Cir. Jun. 9, 2010)	13

In re Digital Island Sec. Litig.,
223 F. Supp. 2d 546 (D. Del. 2002), aff’d, 357 F.3d 322 (3d Cir. 2004)	14

In re Ivan F. Boesky Sec. Litig.,
36 F.3d 255 (2d Cir. 1994)	18

In re Nokia Corp. Sec. Litig.,
1998 WL 150963 (S.D.N.Y. Apr. 1, 1998)	22

In re Time Warner Inc. Sec. Litig.,
9 F.3d 259 (2d Cir. 1993)	13

Johnson v. Pozen Inc.,
2009 WL 426235 (M.D.N.C. Feb. 19, 2009)	22

Lerner v. FNB Rochester Corp.,
841 F. Supp. 97 (W.D.N.Y. 1993)	14

Litton Indus., Inc. v. Lehman Bros. Kuhn Loeb Inc.,
967 F.2d 742 (2d Cir. 1992)	18

Sheehan v. Little Switzerland, Inc.,
136 F. Supp. 2d 301 (D. Del. 2001)	14

Skydell v. Ares-Serono S.A.,
892 F. Supp. 498 (S.D.N.Y. 1995)	11, 20

Slayton v. Am. Express Co.
604 F.3d 758 (2d Cir. 2010)	5

- iii -

Page(s)
Telenor East Invest AS v. Altimo Holdings & Invs. Ltd.,
567 F. Supp.2d 432 (S.D.N.Y. 2008)	11

Tellabs, Inc. v. Makor Issues & Rights, Ltd.,
551 U.S. 308 (2007)	2, 11, 21

Statutes and Rules

15 U.S. C. § 78n(e) (2010)	passim

15 U.S.C. § 78u-4(b) (2010)	passim

Fed. R. Civ. P. 9(b)	11

Fed. R. Civ. P. 12(b)(6)	1

Fed. R. Civ. P. 41(a)(1)(A)	5

17 C.F.R. § 229 (2010)	passim

17 C.F.R. § 240.13e-1 (2010)	18

17 C.F.R. § 240.13e-3 (2010)	18

- iv -

Defendant Sembcorp Utilities Pte Ltd. (“Sembcorp”) respectfully submits this Memorandum of Law in Support of Its Motion to Dismiss the Complaint pursuant to Federal Rule of Civil Procedure 12(b)(6).

PRELIMINARY STATEMENT

Plaintiff, Mr. Stevens — an individual shareholder who owns less than a 0.07% stake in Cascal, N.V. (“Cascal” or the “Company”) — seeks to enjoin Sembcorp’s tender offer for the Company based on speculation that there might be materially misleading or omitted facts required to be disclosed in Sembcorp’s tender offer filings. But there are none. Mr. Stevens’ Section 14(e) Complaint fails to identify any misleading statements in those filings, or any omitted facts that Sembcorp has a duty to disclose, let alone plead such misstatements and omissions with the particularity required under the Private Securities Litigation Reform Act of 1995 (“PSLRA”), 15 U.S.C. § 78u-4(b). Accordingly, the Complaint should be dismissed.

Mr. Stevens concedes that his “principal complaint” concerned the purported non-disclosure of the financial projections that Cascal had provided to Sembcorp inasmuch as Sembcorp’s disclosure had been only in “summary form.” Setting aside the lack of merit to this claim, all those projections have been disclosed, 17 days in advance of the July 8, 2010 scheduled closing of the tender offer. The heart of the Complaint is now moot.

What remains are principally vague allegations that come nowhere close to pleading a misstatement or omission.

Mr. Stevens claims that Sembcorp should disclose some unspecified set of “additional detail” about the background negotiations with the Company’s majority shareholder — Biwater Investments Ltd. (“Biwater”) — leading to Biwater’s agreement to tender its shares (and Sembcorp’s agreement to launch the tender offer). But he does not give any clue as to how such additional detail would be material, or any specifics about the sorts of descriptive information he claims allegedly is missing. In reality, Sembcorp’s 9-page single-spaced description of that negotiating history in its Schedule TO-T (and additional information in its amended form) more than satisfied the regulatory requirements and was in no way misleading.

Also unavailing is Mr. Stevens’ related protest that Sembcorp should disclose its internal thinking about various aspects of the background negotiations and transaction. There simply is no duty to disclose such information and Mr. Stevens fails to identify any purportedly “misleading” statement about such. And his suggestion that Sembcorp should — or somehow could — disclose Biwater’s state of mind simply makes no sense.

Nor did Sembcorp have any duty to disclose “potential” conflicts of interest, either of its financial advisor or Biwater’s, particularly where the alleged bases of those “potential” conflicts already are a matter of public record (and, for that reason, able to be alleged in the Complaint).

Finally, Sembcorp in no way mischaracterized Judge Kaplan’s decision denying Cascal’s application for a preliminary injunction as “clear[ing] the way for the Offer to go forward.” After the decision, that is exactly what happened: the Offer went forward. In any event, that decision is a matter of public record — there is nothing for Sembcorp to disclose.

The Complaint also should be dismissed for the legally independent reason that Mr. Stevens offers only conclusory allegations that “Sembcorp knew” it had made (the vaguely pleaded) “misstatements” and “omissions.” That sort of boilerplate comes nowhere close to meeting the PSLRA’s requirement that a plaintiff plead specific facts supporting a “strong inference” of scienter, i.e., an inference that is not simply “reasonable,” but “cogent” and “compelling,” and at least as compelling as any opposing inference that could be drawn from the facts. Tellabs Inc. v. Makor Issues & Rights Ltd., 551 U.S. 308, 324 (2007).

For all these reasons, Mr. Stevens’ Complaint should be dismissed with prejudice.

BACKGROUND

I.	The Parties.

A.	Alan G. Stevens.

Plaintiff, Alan G. Stevens, is an individual living in Atlanta, Georgia, who owns 20,000 shares of the common stock of Cascal. (Compl. ¶ 4 & Certification.) He seeks to represent a putative class of “all persons who held shares of the common stock of Cascal … on May 21, 2010, and their successors in interest” to assert claims concerning purported omissions in Sembcorp’s securities filings relating to a tender offer by Sembcorp for Cascal. (Compl. ¶ 1.)

B.	Sembcorp.

Sembcorp is a Singaporean limited liability company which provides energy and water services, and a wholly owned subsidiary of Sembcorp Industries Ltd., a leading Singaporean utilities and marine group. Sembcorp has launched a tender offer for the issued and outstanding shares of Cascal, a Dutch corporation which invests in and operates water and wastewater facilities.

II.	The Background Allegations of the Complaint and Matters of Public Record.

A.	Two-Year Effort of Cascal’s Majority Shareholder to Sell Its Stake.

Sembcorp’s tender offer arises out of the nearly two-year effort of Cascal’s majority shareholder — Biwater — to sell its stake in the Company.

Since at least 2008, Biwater has been exploring a potential sale of its stake in the Company. (Compl. ¶ 17.) Early on, Sembcorp became aware of those efforts and expressed interest in entering into the sale process. (Compl. ¶ 19.) But after some initial activity, Sembcorp was informed that it had not been selected to participate in the next stage of the sales process. (Compl. ¶ 19.) Biwater ultimately did not then sell its stake to another party. (Compl. ¶ 20.)

About nine months ago, however, Sembcorp learned that Biwater was again soliciting offers for its shares. (Compl. ¶¶ 21-22.) Thereafter, to facilitate the due diligence process, Cascal entered into a confidentiality agreement with Biwater (the “Letter Agreement”), to permit Biwater to share Company information with potential purchasers (including Sembcorp). (Compl. ¶ 24.) Sembcorp and Biwater in turn entered into a non-disclosure agreement (the “NDA”) concerning that information, which, by it terms, no longer applied in the event that Sembcorp successfully reached a deal with Biwater. (Compl. ¶ 24.) Sembcorp and Biwater then negotiated a potential sale of the Biwater stake and the possible tender offer by Sembcorp. (Compl. ¶¶ 26-29.)

B.	Sembcorp’s Agreement with Biwater and 13D Filing.

On April 26, 2010, Sembcorp and Biwater executed a Tender Offer and Stockholder Support Agreement. Under that agreement, Sembcorp agreed to commence a tender offer for all of the issued and outstanding shares of Cascal at a price of $6.40 a share, and at a price of $6.75 per share if at least 80% of the shares were validly tendered. Biwater agreed to validly tender its 58.5% interest to Sembcorp. (Compl. ¶ 36.)

Sembcorp promptly filed with the SEC a Schedule 13D, which, among other things, set out Sembcorp’s plans to launch a tender offer and disclosed the terms of the agreement between Sembcorp and Biwater. (Compl. ¶ 35.)

C.	Cascal’s Lawsuit, Which Cascal Voluntarily Dismissed After Judge Kaplan Denied Its Request for a Preliminary Injunction.

On April 30, 2010, Cascal filed a Complaint against Sembcorp and Biwater, alleging violations of Sections 10(b) and 14(e) of the Securities Exchange Act of 1934, and breaches of the NDA with Biwater. (Compl. ¶ 40.) The Company also applied for preliminary injunctive relief. (Compl. ¶ 43.)

The essence of the suit was the allegation that Sembcorp would engage in insider trading by launching the Tender Offer if it did not disclose certain Company information in due diligence — principally certain financial projections — but that Sembcorp was obligated to keep that information confidential under the terms of the NDA. (Compl. ¶ 41.)

On May 19, 2010, Judge Kaplan denied Cascal’s application for preliminary injunctive relief. (Compl. ¶ 43.) In so doing, Judge Kaplan held that Cascal had “no likelihood of success on the merits at all,” and expressed serious doubts that the Complaint even identified sufficiently serious issues to make them a fair ground for litigation. (Cascal Tr.1 at 52.) On May 25, 2010, Cascal voluntarily withdrew its complaint without prejudice, pursuant to Federal Rule of Civil Procedure 41(a)(1)(A).

D.	Sembcorp’s Disclosure Filings.[2]

Two days after Judge Kaplan denied Cascal’s application for preliminary injunctive relief, Sembcorp launched the tender offer by filing a Schedule TO-T pursuant to Section 14(D)(1) of the Securities Exchange Act of 1934 (the “Offer to Purchase”). (Compl. ¶ 46.) Among other things, the Schedule TO-T set out the terms of the offer and provided a detailed statement of the background negotiations leading up to the offer. (Compl. ¶ 46; see also Opp. Ex. 3.)

[1]

“Cascal Tr.” herein refers to the transcript of the preliminary injunction hearing before Judge Kaplan in the Cascal Litigation, attached as Exhibit 1 to the Declaration of Anthony M. Candido, dated June 17, 2010, accompanying Sembcorp’s Opposition to Plaintiff’s Motion for a Temporary Restraining Order and Preliminary Injunction and His Motion for Expedited Discovery and for Setting a Hearing on Plaintiff’s Motion for a Preliminary Injunction. (“Opp.) (“Opp. Ex.” herein refers to the exhibits appended thereto).

[2]

On a motion to dismiss, courts may consider “legally required public disclosure documents filed with the SEC.” Slayton v. Am. Express Co., 604 F.3d 758, 763 n.2 (2d Cir. 2010) (quoting ATSI Commc’ns, Inc. v. Shaar Fund, Ltd., 493 F.3d 87, 98 (2d Cir. 2007).

The SEC Staff reviewed Sembcorp’s Offer to Purchase, and provided comments on May 28, 2010 (the “Comment Letter”) (Opp. Ex 4). In response to these comments by the SEC, Sembcorp supplemented its disclosures in an Amendment to the Schedule TO-T filing.3 (Opp. Ex. 5.) Among other things, as requested by the SEC, Sembcorp (i) elaborated on the role of Biwater’s CEO in the negotiations; (ii) explained the “reasonable assistance” Biwater agreed to provide Sembcorp in securing a recommendation from Cascal’s board for the transaction; and (iii) provided an extensive discussion concerning the development of the two-tier price structure.4 (The relevant portions of these disclosures are excerpted in Opp. Ex. 6.)

III.	The Claims Asserted in the Stevens Complaint.

On June 7, 2010, Mr. Stevens filed this action alleging violations of Section 14(e) of the Securities Exchange Act of 1934, arising out of purported omissions in Sembcorp’s Offer to Purchase and other securities filings. The asserted “omissions” fall into roughly six categories, specifically:

1.	Information about the financial projections Sembcorp received from Cascal in due diligence, which projections Sembcorp had disclosed in its Offer to Purchase in “summary” form (Compl. ¶¶ 48-52);

2.	Unspecified “additional detail” about the back-and-forth of the negotiations between Sembcorp and Biwater, which would come on top of the extensive description of those negotiations that Sembcorp already has disclosed (Compl. ¶¶ 53-56);

3.	Sembcorp’s state of mind about various aspects of the transaction, including its internal evaluation of the potential acquisition and various negotiation points (see, e.g., Compl. ¶¶ 27, 28; see also Compl. ¶¶ 26, 31, 35, 36);

[3]	Sembcorp also periodically filed other amendments containing, for example, court filings relating to the Cascal Litigation.
[4]

On June 15, 2010, after Sembcorp filed its Amended Schedule TO-T, the SEC provided additional comments on three minor points, none of which requested additional detail concerning the background to the transaction. (See Opp. Ex. 7.) These minor comments were addressed in a supplemental SEC filing that Sembcorp made on June 17, 2010.

4.	Biwater’s state of mind about various aspects of the transaction, including Biwater’s internal evaluation of a potential transaction and various negotiation points, Biwater’s motivations, and Biwater’s rationales for various decisions it made (see, e.g., Compl. ¶¶ 54, 55);

5.	“Potential” conflicts of interest of Sembcorp’s and Biwater’s financial advisors, information about which was a matter of public record and is pleaded in the Complaint; and

6.	Aspects of Judge Kaplan’s public decision in the Cascal Litigation, which Mr. Stevens quotes in the Complaint.

The Complaint contains only three conclusory allegations of scienter, specifically that:

•

Sembcorp knew that by disclosing only a summary of one set of financial projections, it would make those projections misleading because it had in its possession nonpublic financial information about the Company it received during its pursuit of the Biwater stake that was not available to the Company’s shareholders, and had used such information in developing the terms of its Tender Offer.” (Compl. ¶ 52.)

•

“Sembcorp knew that by failing to disclose [additional information regarding the negotiating history], it would make the description of the “Background of the Offer” section misleading by giving the Company’s shareholders a false impression that the terms of the Tender Offer was [sic] developed pursuant to a robust and fair process.” (Compl. ¶ 56.)

•

“Sembcorp knew, via its participation in the Cascal Litigation, that failing to disclose [that shareholders may have their own legal remedy against the Tender Offer] would make its statements regarding the Cascal Litigation misleading by giving the Company’s shareholders a false impression that the court analyzed and/or approved the substantive terms of the Tender Offer.” (Compl. ¶ 60.)

IV.	Mr. Stevens’ Motion for a Temporary Restraining Order and the Court’s Hearing on the Motion.

On June 16, 2010, Mr. Stevens filed a motion for a temporary restraining order seeking to halt the Tender Offer. He also filed a motion seeking expedited discovery and a preliminary injunction hearing.

On June 17, 2010, Sembcorp filed its papers in opposition to Plaintiff’s motions, and included as an exhibit to those papers all the documents underlying the “summary” of financial projections contained in its Schedule TO-T and at issue in the Stevens Complaint.

A hearing on Plaintiff’s motions for expedited relief was held before this Court the following day (the “Hearing”).

At the Hearing, Plaintiff’s counsel explained that Mr. Stevens’ “principal complaint” concerned the purported non-disclosure of the financial projections that Cascal had provided to Sembcorp inasmuch as Sembcorp’s disclosure had been only in “summary form”:

Mr. Wissbroecker:	…[O]ur principal complaint here is with respect to financial information.

THE COURT:	It’s with respect — I think your principal concern has to do with the projections; is that right?

Mr. Wissbroecker:	That is. That is, in large part that, and the lack of disclosure, number one, the lack of disclosure around the projections themselves because only, they’re only replicated in summary form….

(Tr.5 at 9; see also Tr. at 11 (“the principal part of our case here is this financial information”).)

Mr. Stevens’ counsel conceded, however, that Sembcorp’s disclosure of that information in Sembcorp’s opposition papers (and the fact that Sembcorp would file those papers with the SEC) mooted the issue of the purported nondisclosure, and that the only remaining issue concerned whether shareholders had sufficient time to consider that disclosure, arguing that shareholders should be given seven business days to do so:

THE COURT:	…Your concern now is not the nondisclosure, but the fact that they are about to be disclosed too soon before the termination of the tender offer for the market to really absorb that information. Is that where you now find yourself?

Mr. Wissbroecker:	With respect to this document, that is where our position is. It shifted to extra time for shareholders, which we think should be at least seven business days.

[5]

“Tr.” herein refers to the transcript of the Hearing, attached as Exhibit A to the Declaration of Anthony M. Candido, dated June 23, 2010, accompanying this Memorandum of Law. “Ex.” herein refers to the exhibits attached thereto.

(Tr. at 13.)

THE COURT:	…But your argument at this point, given the release of the projections, has to be not that there’s no disclosure, but that there isn’t enough time after the disclosure for it to be effective in some way.

Mr. Wissbroecker:	Absolutely Your Honor….

(Tr. at 18.)

After Sembcorp represented to the Court that the Tender Offer would close no earlier than June 25, 2010 (for reasons unrelated to Mr. Stevens’ Motion) — meaning that shareholders would have at least five business days to digest the underlying documents containing financial projections — Mr. Stevens withdrew his motion for a temporary restraining order.

Mr. Stevens’ counsel also indicated that he would consider how he would proceed with respect to his pending motion for expedited discovery and a preliminary injunction, and advise the Court after conferring with counsel for Sembcorp concerning any remaining issues.

V.	Sembcorp’s Filing with the SEC Following the Hearing.

On June 21, 2010, Sembcorp filed an amendment to its Schedule TO-T which — as Sembcorp said it would — attached its opposition to Mr. Stevens’ motion for a temporary restraining order, including the exhibit containing the financial projections that Cascal provided to Sembcorp in due diligence. (Ex. B).

The amendment also advised shareholders that the offering would not close until July 8, 2010, meaning that shareholders would have 17 days to consider the projections documents that were attached (i.e., substantially more time than Mr. Stevens had argued was needed).

VI.	Mr. Stevens’ Document Requests Following the Hearing.

Also following the Hearing, counsel for Mr. Stevens indicated that he would attempt to identify specific document disclosures, if any, that remained at issue based on his experts’ review of the financial projections documents. On June 19, 2010, counsel for Mr. Stevens communicated the following document requests to Sembcorp:

Further to our discussions yesterday, please produce documents sufficient to show the following information, to the extent it is within your client’s possession, custody or control:

•	Information relating to the Company’s dispute related to its Panama assets

•	Projected cash flow from p. 53 of the November 2009 presentation

•	The existence of potential projects for the 21 pending potential contracts listed on p. 59 of the November 2009 presentation

•	Projections of growth from new projects listed on p. 61 of the November 2009 presentation

Also, to the extent your client knows, please provide us the identities of any other bidders for the Biwater shares that secured confidential information from the Company.

(Ex. C.)

On June 22, 2010, Sembcorp responded, indicating that Sembcorp had none of the requested documents and that Sembcorp knew nothing more than what Biwater already had publically disclosed concerning other bidders.

ARGUMENT

Mr. Stevens’ Complaint asserts a violation of Section 14(e) of the Securities Exchange Act of 1934 for purported omissions in Sembcorp’s tender offer securities filings. Section 14(e) provides, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading … in connection with any tender offer….

15 U.S.C. § 78n(e).

To state a claim under Section 14(e), a plaintiff must plead (i) the existence of either an “untrue statement of material fact” or an “omi[ssion]…[of] material fact necessary in order to make the statements made . . . not misleading”; and (ii) that the defendant made the alleged misrepresentation or omission with scienter. See Skydell v. Ares-Serono S.A., 892 F. Supp. 498, 501 (S.D.N.Y. 1995) (“[a]side from its focus on tender offers rather than the purchase or sale of securities, the elements of a § 14(e) claim are the same as those for Rule 10b-5 of the Securities Exchange Act”); Connecticut Nat’l Bank v. Fluor Corp., 808 F.2d 957, 961 (2d Cir. 1987) (scienter is a necessary element of 14(e) claim).

In addition, a Section 14(e) claim must meet the heightened pleading standards of the PSLRA and Rule 9(b). See Telenor East Invest AS v. Altimo Holdings & Investments Ltd., 567 F. Supp. 2d 432, 441-42, 449 (S.D.N.Y. 2008).

As to any alleged misstatements or omissions, those standards require the Section 14(e) plaintiff to “specify each statement alleged to have been misleading” and “the reason or reasons why the statement is misleading.” 15 U.S.C. § 78u-4(b)(1); see also Telenor, 567 F. Supp. at 441.

As to scienter, the PSLRA mandates that for each alleged misstatement or omission, a plaintiff must “state with particularity facts giving rise to a strong inference” that the defendant acted with fraudulent intent. 15 U.S.C. 78u-4(b)(2) (emphasis added). As the United States Supreme Court explained in Tellabs Inc., 551 U.S. at 322-23, a “strong inference” of scienter is more than simply one that is “reasonable.” Rather, the plaintiff must plead specific facts making the inference of scienter “cogent” and “compelling,” and at least as plausible as any opposing inference that could be drawn from the facts.

As discussed below, Mr. Stevens’ Complaint does not even come close to satisfying the heightened pleading requirements for either of these elements.

I.	The Complaint Fails to Plead Any Actionable Misstatement or Omission.

A.	Mr. Stevens’ Principal Complaint — the Purported Nondisclosure of Cascal’s Financial Projections — Is Moot.

As Plaintiff conceded at the June 18, 2010 Hearing, Mr. Stevens’ “principal complaint” is the allegation that Sembcorp purportedly failed to disclose material information about the financial projections it received from Cascal because Sembcorp presented those projections in “summary” form in its Schedule TO-T. (Tr. at 9, 11.)

There never was any merit to that claim — the projections were not material to begin with, and Sembcorp disclosed all the line items of even arguable interest — but regardless, it is now clearly moot. On June 21, 2010, Sembcorp disclosed all of the underlying documents it received from Cascal containing the financial projections by filing with the SEC its TRO opposition papers (which contained all of that information as an exhibit).6 Moreover, shareholders will have even more time than Plaintiff argued was necessary to consider that information before the close of the Tender Offer on July 8th.

[6]

Sembcorp provided those documents to the Court as part of its Opposition only in order to demonstrate that its “summary” — in fact a full statement of the line items of even arguable interest — was not misleading and that Cascal had not provided Sembcorp with any underlying analysis of the projections. Mr. Stevens’ vague suggestion that Sembcorp may have received other material nonpublic financial information in the course of its due diligence is without any basis. (See Compl. ¶ 52.) Plaintiff does not identify any specific information that should be disclosed, and there is none. The fact that Mr. Stevens’ recent document demands identified no undisclosed documents in Sembcorp’s possession underscores the point.

Because there is nothing left to disclose concerning the Cascal financial projections, no Section 14(e) claim can lie.7 That aspect of the Complaint should be dismissed as moot.

B.	The Complaint Does Not Adequately Plead Any Other Omissions.

What remains of the Complaint is a hodgepodge of supposed omissions that are not pleaded with any particularity whatsoever.

Under Section 14(e), alleged “omissions” — such as those that purport to form the basis of Mr. Stevens’ claim — must be predicated either on (i) a duty to disclose the information at issue; or (ii) some allegedly “misleading” statement (identified with particularity). Shareholders are not entitled to a disclosure simply because they wish to know more. See, e.g., In re Time Warner Inc. Sec. Litig., 9 F.3d 259, 267 (2d Cir. 1993) (“[A] corporation is not required to disclose a fact merely because a reasonable investor would very much like to know that fact”). Even if information is “material,” the Section 14(e) plaintiff must identify a duty to disclose or some statement rendered misleading absent the disclosure. Cf. In re Centerline Holdings Co. Sec. Litig., 678 F. Supp. 2d 150, 162 n.77 (S.D.N.Y. 2009), aff’d, 2010 WL 2303312 (2d Cir. Jun. 9, 2010) (“Even if all information is material, there is no liability under Rule 10b-5 unless there is a duty to disclose”) (internal citations omitted). Mr. Stevens has done neither.

First, Sembcorp’s disclosure obligations in the Tender Offer generally are governed by the requirements of Schedule TO and Regulation M-A, 17 C.F.R. § 229, and absent any special

[7]

The conclusory allegation that Sembcorp’s “summary” was misleading because it suggested that the projections actually reflected the most up-to-date financial information for Cascal and was used to support the terms of Sembcorp’s Tender Offer” (Compl. ¶ 50) ignores the extensive cautions that accompanied the disclosed projections in the Schedule TO-T, many of which addressed precisely those points (nor does the Complaint identify any purportedly “misleading” statement to that effect). (See Opp. Ex. 3 at 25-26.) In any event, the filing of the Opposition papers — which made perfectly clear that this is not Sembcorp’s position — moots this issue as well.

relationship between the offeror and the target — there is none here 8 — the offeror has no other duty of disclosure to the target’s shareholders. See Lerner v. FNB Rochester Corp., 841 F. Supp. 97, 103 (W.D.N.Y. 1993); Sheehan v. Little Switzerland, Inc., 136 F. Supp. 2d 301, 310 (D. Del. 2001). See also In re Digital Island Sec. Litig., 223 F. Supp. 2d 546, 552 (D. Del. 2002), aff’d, 357 F.3d 322 (3d Cir. 2004) (no duty to disclose agreements or transactions with customers because such disclosure is not required by Reg M-A). Regulation M-A simply does not require Sembcorp to disclose the information Mr. Stevens vaguely claims is missing from Sembcorp’s securities filings, nor is there any other legal requirement to do so.

Second, Mr. Stevens fails to identify any “misleading” statement made by Sembcorp, let alone with the particularity required under the PSLRA.

Below, we separately address each category of the remaining purported misrepresentations or omissions raised by Mr. Stevens’ Complaint.

1.	“Additional Detail” About the Back and Forth of Negotiations.

Mr. Stevens’ conclusory complaint that Sembcorp has not given him enough blow-by-blow commentary on the negotiations between Sembcorp and Biwater in its 9-page single spaced chronology of those discussions, set out in the Schedule TO-T filing, and in the supplemental disclosures set out in Sembcorp’s amended Schedule TO-T, falls far short of stating any claim. The Complaint essentially reads off certain of the many various negotiating events that

[8]

The Cascal Litigation concerned allegations of insider trading, i.e., that because Sembcorp allegedly received material nonpublic information from Cascal pursuant to its NDA with Biwater, it had a duty to disclose or abstain from trading under Section 14(e). Judge Kaplan found that that claim had no likelihood of success, and it is not at issue here. Mr. Stevens’ allegations concerning the Company’s financial projections are the only allegations concerning information Sembcorp received from Cascal. But as discussed in greater detail supra, these allegations are moot. His remaining allegations principally address purported omissions in the run-of-the-mill “background to the transaction” disclosures made in the Schedule TO-T, not allegedly insider information.

Sembcorp described in its filing, and then adds a tag line that “Sembcorp has not disclosed any additional details” concerning those events. (See Compl. ¶¶ 19, 26, 27, 28, 31, 32, 34, 35, 36.)

Mr. Stevens does not explain how “additional detail” concerning those events would be material,9 nor does he plead what sort of descriptive information is lacking, i.e., even the minimal information necessary just to give notice to Sembcorp as to what is at issue and allegedly missing, let alone satisfy the heightened pleading standards of the PSLRA.10

Rather, the basic conceit of these allegations is that Mr. Stevens cannot specifically identify any material omissions concerning the background to the negotiations because he cannot know what was not disclosed. But the PSRLA requires far more than speculation that there might be omitted facts. As this Court noted at the Hearing, a Section 14(e) plaintiff must allege specific statements that were misleading or specific facts that were omitted (and required to be disclosed) and a specific factual basis for the materiality of any such alleged omissions:

THE COURT:	…to have a valid complaint, I believe, you have to identify what the material omission or material misstatement is. What is that information that constitutes, that you say Sembcorp had that was private and they had an — and it was material and it was an omission, what is it?…

[9]

Given this lack of specificity, one is left to guess whether the speculated-about undisclosed fact(s) even exist. For example, it is hard to imagine how “additional detail” concerning Sembcorp’s exclusion from the second stage of Biwater’s unsuccessful 2008 sales process (Compl. ¶ 19) would have any bearing on any reasonable investor’s decision to tender. Similarly, “additional detail” concerning various minor negotiating events would not help any reasonable investor assess Sembcorp’s offer.

[10]

For instance, Mr. Stevens alleges that Semcorp should disclose additional details regarding why it became interested in purchasing the entire Company, rather than just the Biwater stake. (Compl. ¶ 26.) The underlying assumption set out in the Complaint is that Sembcorp’s NDA with Biwater “included a provision that limited Sembcorp’s use of the information provided to it solely for the purpose of evaluating a possible acquisition of the Biwater Stake.” (Compl. ¶ 25.) This argument was extensively litigated in the Cascal Litigation, and in the end, Cascal conceded that the parties contemplated the possibility of a tender offer from the start (in fact, the Letter Agreement expressly provided for such), and Judge Kaplan found that the relevant provision of the NDA (i.e., the definition of “Proposed Transaction”) encompassed the tender offer. (Cascal Tr. at 52.)

…Because I don’t think you can say, well, we don’t know what it is because they have it, we don’t. I don’t think it works that way.

Mr. Wissbroecker:	…we know that information got exchanged [at a meeting]. The problem is that we weren’t in that meeting so we can’t come to the Court and say, Your Honor, this information was exchanged, it should be be out in the marketplace. That’s —

THE COURT:	But you’ve got to tell me, I think you’ve got to allege a factual basis that the failure to disclose it is a material omission. That’s what I’m searching for .. . . .

Mr. Wissbroecker:	We did, Your Honor. We alleged in our complaint that —

THE COURT:	No, you can’t just say it’s a material omission. I think the law doesn’t allow that any more.

(Tr. at 22-23.) The problem is underscored by Mr. Stevens’ failed attempt to identify “omitted” documents in his request for documents communicated to Sembcorp after the Hearing on his TRO motion. Sembcorp did not have any undisclosed documents sought by those requests. Mr. Stevens is plainly just casting about.11 This is the very type of unsubstantiated fishing expedition that the PSLRA was meant to eliminate.

Nor does Mr. Stevens identify any duty of Sembcorp to disclose the supposed “additional details” about the background negotiations or identify any purportedly “misleading” statement about them. Sembcorp’s Schedule TO-T filing more than satisfies the applicable requirements of that form. Those requirements are set out in Item 1005 (a) and (b) of Regulation M-A, which simply calls for the offeror generally to “describe any negotiations, transactions or material contacts during the past two years” with the subject company or its affiliates. Sembcorp’s filing has been submitted to and commented on by the SEC, and it has made supplemental disclosures

[11]	For this reason too, the Complaint should be dismissed with prejudice. Mr. Stevens should not be given leave to amend to make a third set of speculative allegations.

to address the SEC’s comments (as is common for such filings). Sembcorp has described the relevant negotiating history, and it has no duty under Regulation M-A or any other regulation to disclose what Mr. Stevens vaguely describes as “additional details.” 12

In the end, Mr. Stevens’ claim appears to boil down to the notion that what is allegedly missing is not so much some “additional detail” about the events constituting the negotiating history, but rather some disclosure of Sembcorp’s and Biwater’s state of mind during those events, e.g., their motivations, deal analyses, and rationales for acting as they did. On this point, the Complaint’s refrain concerning Sembcorp’s description of the negotiations is that Sembcorp did not disclose “additional detail . . . including the reasons for each party’s position.” (See, e.g., Compl. ¶¶ 27, 28; see also Compl. ¶¶ 26, 31, 35, 36). But as discussed below, Sembcorp has no obligation to disclose its state of mind concerning the deal (including its internal analyses) — under Regulation M-A or any other legal requirement — and is in no position even possibly to disclose Biwater’s state of mind. Nor does Mr. Stevens identify any purportedly “misleading” statement by Sembcorp on these (or any other) topics.

2.	Sembcorp’s State of Mind About the Negotiations and the Transaction.

The Complaint’s various allegations that Sembcorp should disclose its internal thinking about certain aspects of the negotiations and transaction — including whether it believes the Company’s financial projections (see supra) “support” the “Tender Offer consideration” (Compl.

[12]

Mr. Stevens’ complaint about some purported failure to disclose the “details regarding the negotiations of the Tender Offer, including who first proposed the two-tier structure, and negotiations and reasons regarding the same” (Compl. ¶ 35) does not take into account Sembcorp’s extensive treatment of that issue in its amended Schedule TO-T (filed on June 7, 2010, i.e., the same day as the Complaint) addressing precisely those points. (See Opp. Ex. 5.)

¶ 49) and Sembcorp’s “reasons” for taking various positions in the negotiating process — fall flat because Sembcorp has no obligation to disclose anything of the sort.

A tender offeror has “no duty to disclose its internal analyses to the target company’s shareholders.” In re Ivan F. Boesky Sec. Litig., 36 F.3d 255, 261 (2d Cir. 1994) (discussing Litton Indus., Inc. v. Lehman Bros. Kuhn Loeb Inc., 967 F.2d 742, 749 (2d Cir. 1992)).13

And Regulation M-A does not require tender offerors to give the “reasons” for their negotiating positions (i.e., presumably meaning their assessment of the transaction). Nor does Sembcorp have any obligation to state whether it believes any financial information that it discloses (in this case, Cascal’s financial projections) “support” the tender offer. Regulation M-A specifically provides for disclosure of information concerning the “fairness” of a transaction (including valuation information) only in the context of self tender offers, i.e., a tender offer made by the company itself, and “going private” transactions, i.e., an acquisition by a company’s affiliate. See 17 C.F.R. § 229 (2010). Sembcorp is a third party, and accordingly, those requirements set out under Rule 13e-1 and Rule 13e-3 plainly do not apply here.

Nor has Mr. Stevens identified any purportedly “misleading” statement concerning Sembcorp’s “reasons” for various negotiating positions, its evaluation of the Company’s financial projections or the tender offer consideration.14

[13]

The Second Circuit explained that any contrary rule would not only deny the offeror’s shareholders the benefit of their private information but also leave the offeror with a less-than-optimal bargain: “It is in the absence of such a duty [to disclose its internal analyses] that the acquirer can seek to pay ‘minimum premium’ as opposed to making its highest offer, or even an offer reflecting what the acquirer believes to be the fair value of the target. . . . Disclosure in the absence of a duty to disclose cause[s] the benefit of the information to pass instead to . . . the target’s shareholders as opposed to the acquirer’s shareholders who were its rightful owners.” In re Ivan F. Boesky Sec. Litig., 36 F.3d at 261.

[14]

Mr. Stevens also faults Sembcorp for failing to disclose whether it conducted an analysis of whether the tender offer violated its NDA with Biwater. (Compl. ¶¶ 26, 54.) As with the other purported “omissions” alleged in the Complaint, Sembcorp had no duty to disclose this information, if it existed (and was not privileged). In any event, an analysis of this issue is a matter of public record. For all the reasons set out in Judge Kaplan’s May 19, 2010 decision in the Cascal Litigation, the tender offer did not violate the NDA.

3.	Biwater’s State of Mind About the Negotiations and the Transaction.

Mr. Stevens’ complaint that Sembcorp has not disclosed Biwater’s state of mind in the negotiations — e.g., why Biwater entered into agreements with Sembcorp (see, e.g., Compl. ¶ 54) or “Biwater’s motives” (Compl. ¶ 55) — is simply frivolous. Sembcorp has no more duty (under Regulation M-A or any other legal requirement) to disclose Biwater’s intentions than its own, and, of course it is not at all clear how Sembcorp could even possibly do so. Neither has Mr. Stevens identified any purportedly “misleading” statement about such.

4.	“Potential” Conflicts of Interest Already in the Public Record.

Equally unfounded are Mr. Stevens’ conclusory complaints that Sembcorp failed to disclose “potential” conflicts of interest of (i) “Sembcorp’s financial advisor who had previously underwritten the IPO for Cascal” (Compl. ¶ 54); and (ii) “Biwater’s financial advisor, who was also its principal lender” (Compl. ¶ 54 (emphasis added)). Again, Mr. Stevens fails to identify any alleged “misleading” statement about purported “potential” conflicts, or any duty to disclose them. Regulation M-A has no such requirement.

Moreover, the “potential” conflicts of interest are a matter of public record — that is how Mr. Stevens was able to describe them in the Complaint. Even if there were some duty to disclose these “potential” conflicts — and there is not — it is far from clear what else there is to disclose about them apart from what Mr. Stevens already evidently knows.

5.	Aspects of Judge Kaplan’s Public Decision in the Cascal Litigation.

Mr. Stevens’ concern over Sembcorp’s description of Judge Kaplan’s decision denying Cascal’s application for a preliminary injunction also makes no sense. Sembcorp said that decision “cleared the way for the Offer to go forward” (Compl. ¶ 57), and that is exactly what happened. After the decision, Sembcorp filed a Schedule TO-T and the Offer went forward.

Mr. Stevens suggests that Sembcorp should have added “that the court acknowledged that shareholders may have their own legal remedy against the Tender Offer” (Compl. ¶ 59), but Sembcorp said nothing to suggest otherwise, and the Court’s decision was a matter of public record and discussion. Indeed, Cascal’s press release expressly noted: “We are also heartened the court acknowledged that shareholders may have their own legal remedy.” (Opp. Ex. 9.) Mr. Stevens clearly was aware of the point as he described it in his Complaint, which seeks to bring a shareholder suit. There is quite simply nothing to disclose, and, in any event, Sembcorp’s filing of its TRO opposition papers making precisely these points, moots the issue.

II.	The Complaint Does Not Plead Facts to Support an Inference that Defendant Acted With Scienter.

Plaintiff’s Section 14(e) claim should also be dismissed for the legally independent reason that the Complaint pleads no facts to support a strong inference that Sembcorp acted with scienter, i.e., that it knowing or recklessly made material omissions or misstatements. Connecticut Nat’l Bank, 808 F.2d at 961 (“It is well settled in this Circuit that scienter is a necessary element of a claim for damages under Section 14(e) of the Williams Act”); see also Skydell, 892 F. Supp at 501 (“Aside from its focus on tender offers rather than the purchase or sale of securities, the elements of a § 14(e) claim are the same as those for Rule 10b-5 of the Securities Exchange Act”); Tr. at 25 (Mr. Stevens’ counsel conceding that there is a “knowledge or recklessness requirement” to adequately plead scienter under Section 14(e)).

The PSLRA imposes exacting pleading requirements for scienter. For each alleged misstatement or omission, Plaintiffs must “state with particularity facts giving rise to a strong inference” that the defendant acted with fraudulent intent. 15 U.S.C. 78u-4(b)(2) (emphasis added). As the Supreme Court explained in Tellabs, 551 U.S. 308 at 324, pleading a “strong inference” means that the inference must be more than simply “reasonable;” it must be “cogent” and “compelling,” and at least as compelling as any opposing inference that could be drawn from the facts:

[A] court must take into account plausible opposing inferences. …The strength of an inference cannot be decided in a vacuum. The inquiry is inherently comparative: How likely is it that one conclusion, as compared to others, follows from the underlying facts? … [T]he inference of scienter must be more than merely “reasonable” or “permissible” – it must be cogent and compelling, thus strong in light of other explanations. A complaint will survive, we hold, only if a reasonable person would deem the inference of scienter cogent and at least as compelling as any opposing inference one could draw from the facts alleged.

551 U.S. at 323-24 (citations and footnote omitted). As the Second Circuit has explained, where there is a “plausible nonculpable explanation … for the defendants’ actions that is more likely than any inference that the defendants” acted with the required scienter, the complaint must be dismissed. ATSI Commc’ns, Inc., 493 F.3d at 104. See also 15 U.S.C. 78u-4(b)(3)(A) (requiring dismissal if scienter is not adequately pleaded).

Plaintiff has not even attempted to meet these requirements, making only three conclusory statements that “Sembcorp knew” it was making material omissions. Nowhere does the Complaint set forth any facts that support an inference that Sembcorp acted with scienter in failing to disclose the (unspecified) facts Mr. Stevens claims it should have, let alone facts that might support a “cogent” or “compelling” inference of such. Tellabs, 551 U.S. at 324. And on the other side of the ledger are a number of facts that strongly suggest Sembcorp, in its business judgment, genuinely believed that it was under no obligation to make the disclosures at issue. Id.

First, throughout this and the Cascal Litigation, Sembcorp has steadfastly maintained that it would disclose any information a Court deemed material (even though Cascal was seeking to stop Sembcorp from doing so by asserting meritless contractual objections).

Second, specifically as to the financial projections Sembcorp received from Cascal (albeit now a moot issue, see supra), even Mr. Stevens conceded that those projections are “stale.” (TRO Mem. at 9 n.6.) Mr. Stevens offers no reason to believe that Sembcorp should have reached any other conclusion itself. Moreover, the fact that Sembcorp disclosed the line items of even arguable interest (after extensive discussion of the issue before Judge Kaplan) strongly militates against any inference that Sembcorp was trying to hide anything. See, e.g., In re Nokia Corp. Sec. Litig., 1998 WL 150963, at *12 (S.D.N.Y. Apr. 1, 1998); Johnson v. Pozen Inc., 2009 WL 426235, at *24 (M.D.N.C. Feb. 19, 2009).

Third, as to “additional detail” about the background negotiations, Mr. Stevens cannot even begin to identify any material omission. Moreover, Sembcorp’s Schedule TO-T fully complied with the requirements of Regulation M-A to give a general description of those events and Mr. Stevens gives no reason to believe that Sembcorp thought otherwise.

Fourth, Mr. Stevens’ suggestion that Sembcorp’s fraudulent intent can be adduced from the failure to disclose information regarding Judge Kaplan’s decision in the Cascal Litigation (simply because Sembcorp participated in that case) makes no sense: that decision was a matter of public record and Sembcorp could not “hide” it even if it wanted to.

CONCLUSION

For all the foregoing reasons, this Court should dismiss the Complaint in its entirety with prejudice.

Dated:	New York, New York
June 23, 2010

Respectfully submitted,

/s/ Anthony M. Candido
William E. Wallace III
Anthony M. Candido
Laura J. McLaren
CLIFFORD CHANCE US LLP
31 West 52nd Street
New York, New York 10019
Tel: 212-878-8000
Fax: 212-878-8375

Attorneys for Defendant
Sembcorp Utilities Pte Ltd.